UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 5, 2023

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40450	85-2122558
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue, Suite 8133

New York, New York 10022

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (929) 412-1272

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTEC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 3.03.	Material Modification to Rights of Security Holders.

Amendment of Certificate of Incorporation

As described in more detail in Item 5.03, the stockholders (the “Stockholders”) of OceanTech Acquisitions I Corp., a Delaware corporation (the “Company”) approved the Founder Share Amendment Proposal (defined below) at the special meeting held on September 5, 2023 (the “Special Meeting”) following the notice provided by the Definitive Proxy filed on Schedule 14A on August 23, 2023 (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) to amend the Company’s existing certificate of incorporation dated as of May 27, 2021, as amended on December 1, 2022 by that certain First Amendment to the Amended and Restated Certificate of Incorporation and as further amended on May 30, 2023 by that certain Second Amendment to the Amended and Restated Certificate of Incorporation, as may be further amended (collectively, the “Existing OTEC Charter”) by the Amendment to the Amended and Restated Certificate of Incorporation of OceanTech Acquisitions I Corp. (the “Charter Amendment”) (attached hereto as Exhibit 3.1), to provide for the right of the holders of Class B common stock, par value $0.0001 per share to convert such shares of Class B common stock into shares of Class A common stock, par value $0.0001 per share on a one-to-one basis at the election of such holders (the “Founder Share Amendment Proposal”) in order to authorize the Company to regain compliance with the Nasdaq Capital Market (“Nasdaq”) for purposes of complying with Listing Rule 5550(b)(2), which requires the Company to maintain market value of listed securities of at least $35 million. Following approval of the Founder Share Amendment Proposal by the Stockholders, the Company promptly adopted and filed the Charter Amendment with the Secretary of State of the State of Delaware.

The foregoing summary is qualified by the full text of the Charter Amendment, which is included as Exhibit 3.1.

Item 5.03.	Articles of Incorporation or Bylaws.

At the Special Meeting, the Stockholders approved the Founder Share Amendment Proposal for the Company to adopt the Charter Amendment, which the Company promptly adopted and filed with the Secretary of State of the State of Delaware following the Stockholders’ approval.

Pursuant to the Charter Amendment, the holders of Class B common stock, par value $0.0001 per share to convert such shares of Class B common stock into shares of Class A common stock, par value $0.0001 per share on a one-to-one basis at the election of such holders in order to authorize the Company to regain compliance with Nasdaq for purposes of complying with Listing Rule 5550(b)(2), which requires the Company to maintain market value of listed securities of at least $35 million.

The foregoing summary is qualified by the full text of the Charter Amendment, which is included as Exhibit 3.1.

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Item 5.07.	Submission of Matters to a Vote of Security Holders.

On the record date of August 9, 2023, the Company had 3,497,475 shares entitled to vote at the Special Meeting. At the Special Meeting, the Stockholders voted on one proposal presented, as described in the Proxy Statement, and cast their votes as described below:

Proposal 1 – The Founder Share Amendment Proposal

The Stockholders approved the Founder Share Amendment Proposal. The following is a tabulation of the voting results:

Class A and Class B common stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
2,936,737	1,718	0	0

Class B common stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
2,581,500	0	0	0

Accordingly, the Founder Share Amendment Proposal, having received the votes required by applicable law, was declared to be duly adopted by the Company’s stockholders, and a vote for the proposal to authorize adjournment of the Special Meeting was unnecessary.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
3.1	Amendment to the Amended and Restated Certificate of Incorporation of OceanTech Acquisitions I Corp.
99.1	Press Release dated September 5, 2023.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: September 5, 2023	By:	/s/ Suren Ajjarapu
Name: Suren Ajjarapu
Title: Chief Executive Officer
(Principal Executive Officer)

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